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Filed by iVillage Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject: iVillage Inc.
Commission File No.: 000-25469


                          iVILLAGE FOURTH QUARTER CALL

                                February 5, 2001
                                  5:30 p.m. EST

 Operator:      Ladies and gentlemen, thank you for standing by. Welcome to the iVillage conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session. At that time if you have a question, you will need to press the one followed by the four on your telephone. As a reminder, this conference is being recorded
                Monday, February 5, 2001. I would now like to turn the conference over to Mr. Scott Levine, Chief Financial Officer at iVillage. Please go ahead, sir.

 S. Levine:     Thank you, operator. Good afternoon, and thank you all for joining us today for iVillage's fourth quarter and full year
                2000 financial results. With me today is Doug McCormick, Chief Executive Officer, and Nancy Alpert, Senior Vice
                President, Corporate Development.

                Before we begin, I would like to walk you through today's format. Doug will give an overview of the quarter. Following Doug, I will provide details on the financial results and then Doug will speak on operations. Nancy will review iVillage's progress on the international front. Steve Elkes, Executive Vice President of Operations and Business Affairs, will join us for the Q&A. Our remarks will take approximately 15 minutes and then we will be available for Q&A.

                Now I will read the safe harbor statement. During the course of this conference call, representatives of iVillage may make forward-looking statements within the meaning of the Private Securities Reform Act of 1995 concerning iVillage's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties, and iVillage cautions you that any forward-looking information provided by or on

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                behalf of iVillage is not a guarantee of future performance.
                Actual results could differ materially from those anticipated in these forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's public filings, press releases and other statements made by iVillage management. All such forward-looking statements are current only as of the date on which those statements are made. iVillage does not undertake any obligation to publicly update any forward-looking statements to reflect events and circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. Before I turn the call over to Doug, I'd like to remind everyone that we will only be discussing our financial results and projections and other material non-public information in this public forum. This is in order to comply with the SEC's recently adopted Regulation FD regarding selective disclosure of information. There will be an opportunity to ask your questions at the end of this call. Now I'll turn the call over to Doug.

 D. McCormick:  Thanks, Scott. Good afternoon, and thanks for joining us today.
                I first want to apologize for our late starting time.
                It has been an awfully busy day for us, and I appreciate your forbearance with us. Now as you know, we just announced that we are acquiring Women.com in a deal that is targeted to close in the early part of the second quarter. This acquisition strengthens the competitive position of iVillage, increasing its traffic and attractiveness to sponsors. It gives the combined entity the highest reach among all women's sites worldwide and propels us to the top 20 Web properties. By combining the two top players in the online women's space, we are creating the most comprehensive destination to meet the everyday needs of women online. When this transaction closes, sponsors will benefit by having one stop access to one of the most highly targeted and desirable demographics on the web.

                Additionally, we are especially pleased to be partnering with the Hearst Corporation, a company I have had the privilege of working with during my career. Hearst's commitment to contribute $40 million to this enterprise is a great endorsement of their belief in iVillage. Under the terms of the transaction, iVillage on the day of the closing will appoint 322 shares for Women.com share plus an aggregate amount of cash currently anticipated to be approximately $250,000. We are guaranteed an additional $20 million in cash by Hearst through a rights offering. As I said, the deal will close sometime in the early second quarter, and clearly this is a very exciting day for iVillage.

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                Now a discussion of our fourth quarter and fiscal 2000 results.
                The fourth quarter was a tough one, but relative to other ad supported entities we fared pretty well with sequential revenues down 7% as expected from the third quarter. Even in this challenging environment, net losses from continuing operations and our EBITDA losses declined, and we delivered on both top and bottom line expectations. We continue to efficiently manage our business, aligning revenues with expenses to achieve our strategic and financial objectives going forward while still growing page views and reach.

                Let me briefly review the financial highlights for the fourth quarter and the year 2000. In 2000, revenue grew 109% over last year to 76.4 million, and our fourth quarter revenue was up 12% to 18.7 million compared to the same period a year ago. Our EBITDA losses from continuing operations for the fourth quarter improved by 62% over the fourth quarter of `99 and 41% for the full year. EBITDA improved by approximately $800,000 in the fourth quarter of 2000 compared to a third quarter reflecting management's continued focus on cutting costs. We exited the year with over $58 million in cash, cash equivalents and restricted cash, and we continue to draw significant traffic to iVillage.com, experienced a record month for traffic in January with 246 million page views. That's a 32% increase over December page views. In addition, we ranked 12th among the top 50 Web sites and visitors' length of stay for the month of December, and we remain intensely focused on turning profitable in the third quarter of this year, directing our business initiatives toward that goal. Now I'm going to turn it over to Scott Levine, our CFO, for a more in-depth review of financials.

 S. Levine:     Thanks, Doug. As Doug touched upon, we were not immune to a softness in the current advertising market, and consequently, as anticipated, revenues for the fourth quarter declined by 7% from the third quarter. Net revenues from continuing operations for the fourth quarter increased by 12% to $18.7 million over revenues from continuing operations of 16.7 million for the fourth quarter of 1999. Our percentage of traditional advertisers increased to 60% from 58% in the prior quarter. We continue to cut costs, an initiative we began in the second quarter of 2000. These efforts were implemented across all of the company's operations, and as a result we've reduced our overall quarterly expenses by over $5.8 million, and we reduced our work force by over 15% since the first quarter of 2000, which was done through attrition and staff reduction.

                Our EBITDA loss from continuing operations was $6.2 million for the fourth quarter, a dramatic improvement of 62% over our
                EBITDA loss from continuing operations of 16.4 million for the same period a
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                year ago. EBITDA improved by approximately 800,000 in the fourth quarter, a reduction of over 10% compared to the third quarter, reflecting management's sharp focus on conserving our financial resources.

                Depreciation and amortization this quarter was $4.2 million compared to 10.8 million in the third quarter. The decrease is attributable to the one time write down of our goodwill taken during the last quarter. Net loss from continuing operations for the fourth quarter of 2000 was $9.8 million or a loss of 33 cents per share. This compares to a net loss from continuing operations of 26 million or a loss of 91 cents per share for the same period a year ago, a 62% improvement. Net revenues from continuing operations for fiscal year 2000 were approximately
                76.4 million, an increase of 109% over net revenues from continuing operations of 36.6 million in fiscal year 1999.

                For 2000, we reported an EBITDA loss from continuing operations, excluding an impairment of goodwill of $35.7 million compared to an EBITDA loss of 60.8 million in 1999, a 41% improvement. Net loss from continuing operations for fiscal year 2000, excluding two non-cash write downs totaling $111 million was $68 million or a loss of $2.29 per share compared to a net loss from continuing operations of 82.1 million or a loss of $3.93 per share in 1999. Including the non-cash write down, iVillage reported a net loss from continuing operations for fiscal year 2000 of $179.5 million or a loss of $6.05 per share. At the end of the fourth quarter 2000, iVillage had $58.2 million in cash, cash equivalents and restricted cash on its balance sheet.

                With regard to revenue guidance for the first quarter of 2001, like other online advertising supported companies, we anticipate that revenue will be down in the 25 to 35% range compared to fourth quarter 2000 revenue. This translates into estimated revenue of between 12- and $14 million for the first quarter of 2001, reflecting the softness in the overall advertising market. For fiscal year 2001, iVillage expects to see single digit percentage revenue growth as compared to fiscal year 2000 revenue. Please note that this does not include any assumptions with respect to our recently announced acquisition of Women.com. We expect to provide more detail on this acquisition and the impact it will have on our financials going forward in a call later this quarter, but in advance of the first quarter earnings call. Now I'll hand it back to Doug for an overview of our fourth quarter and fiscal year 2000 operational results.

 D. McCormick:  Thanks, Scott. Despite the ad market slow down, we continue to manage the company efficiently, and we're able to achieve savings.

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                As a result, our EBITDA did improve by $800,000 in the fourth quarter compared to the third quarter, proving our ability to be nimble no matter what the environment. As mentioned, we met both top and bottom line expectations for the quarter, and we continue to attract sponsors, adding 25 new brands in the fourth quarter including Avon, Hasbro, Eli Lilly, Noxzema, Kleenex and Hallmark. At $29 per thousands, our revenue for a thousand page views remains among the industry's highest. Sponsors continue to see the value in advertising on iVillage, and we continue to offer sponsors metrics on the branding effectiveness of sponsorship and advertising campaigns on the iVillage network. We recently partnered with a leading online research firm Dynamic Logic, to assist with this, and Verizon Long Distance is our first customer in this program. We're very pleased with the results we've seen thus far.

                We also continue to see increases in our core metrics, evidence of our continued brand strength. Our reach in December averaged 9.4% and as we said, our traffic grew to 214 average monthly page views during the fourth quarter 2000, up from the 204 average monthly page views in the third quarter and 137 million average monthly page views ahead of fourth quarter 1999. Again in January, we saw record breaking traffic of almost a quarter of a billion page views.

                Now for the second year running, Yahoo! Internet Life ranked iVillage the best women's network on the Web in its annual top of the net issue, and iVillageHealth.com, formerly AllHealth.com, won the gold level e-health care world award for best community building site for 2000. In 2000, we returned to our core media competency. We forged key partnerships, added to our management, we improved existing and new offerings and expanded our presence overseas, all designed to leverage our assets and position our business for maximum growth. We formed a joint venture with Unilever to create an independently managed company, providing women with one unbiased comprehensive site for their total beauty needs. Additionally, continuing to see the value in our relationship with AOL, we entered into a two year agreement where iVillage became an astrology provider for AOL's horoscopes area and the anchor tenant in the AOL horoscopes area located in the women's channel. And we launched Lamaze.com to provide women with an understanding of the natural childbirth process.

                The year 2000 also saw our international expansion plans become a reality as we launched our UK venture with Tesco PLC, Britain's largest food retailer. And last month we deepened our relationship with Unilever by joining with Hindustan Lever, Ltd., HLL, a Unilever subsidiary, in a licensing agreement to provide iVillage's

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                award-winning content and online solutions to the women of
                India. Nancy Alpert, Senior Vice President of Corporate Development, will provide greater detail on the progress of these initiatives and the future direction of our international strategy and in our quest for new revenue streams.

 N. Alpert:     Thanks, Doug. As Doug mentioned, this year we've made
                significant inroads in our overseas efforts, establishing a presence in the UK and India. In the UK, we partnered with Tesco, Britain's leading food retailer, to establish an online resource and community for women in the UK. In
                December we officially launched iVillage.co.uk and the site is already seeing impressive traffic, recording over 1.2 million page views in December and over 1.7 million page views in January. We've just signed content distribution deals with top UK portals such as MSN, Yahoo! and Excite, which we expect to further drive traffic to the web site.
                Our partner Tesco has been fully integrated into the site, and they are currently running in-store promotions in their 650 stores, directing shoppers to iVillage.co.uk. Tesco's vast network of stores and online grocery sites reach more than 50% of UK women every two weeks. We're very excited about the web site's progress and the synergies with Tesco, and we look forward to the venture's continued success, especially given that women are estimated to make up 60% of the UK online audience by 2005.

                In India, we created an additional revenue stream through an exclusive licensing and technology agreement that we announced last month with HLL, the largest consumer products company in India and a Unilever subsidiary. We're combining iVillage's award winning content and online solutions with Hindustan Lever's knowledge of Indian consumers and brand management to create a web site targeting women in India. Like Tesco, HLL reaches our target audience. HLL is present in nearly all 80 million urban households in India through its products. Our relationship with HLL effectively leverages the iVillage brand while meeting the needs of Indian women who are increasingly coming online. The site will include channels such as health, relationships, parenting, beauty, food and home, as well as a variety of interactive customized services, tools, quizzes, community boards and online chats. The content will be localized as appropriate to take into account the cultural background and regional needs of women in India. HLL will provide all capital investments to build and operate the site and they will pay iVillage an initial setup fee for certain services and domain knowledge and annual license fees tied to revenues generated. We expect the site to launch in the second half of this year.

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                We've clearly made some good headway in our international
                initiative, and we plan to enter markets based on the HLL model. Our first area of priority is the U.S. Hispanic market and Latin America. Now I'll turn it back to Doug to conclude.

 D. McCormick:  Thanks, Nancy. So to sum it up, we have demonstrated that we have a flexible management team here that's able to execute even in tough advertising climates. We continue to diligently manage our costs while exploring new revenue opportunities. Our diverse asset base includes our joint ventures with Tesco and Unilever, Lamaze publishing and the Newborn Channel, which by the way is televised in hospital rooms; it supports multiple revenue streams, and we're proving that we're nimble in leveraging these assets to create new revenue from paid content internationally.

                The new revenue streams we are exploring include digital subscription services and paid newsletters. We already have the content licensing technology agreements with our beauty venture and Hindustan Lever as part of our iVillage solutions offering and expect to add to that client base. We will also begin offering paid content pertaining to health matters in the future.

                We have a great management bench strength, having recently recruited John Barbera, who joined iVillage as President of Sales and Sales Marketing. John will be instrumental in driving revenues both here and overseas and pursuing opportunities that leverage iVillage as the true media company that it is. John joins us from 24/7 Media Europe, where he served as Chief Operating Officer responsible for overall operations and expansion of 24/7's European presence. I knew John when he was President of Turner Network Television Sales, helping build out the Turner empire from its beginnings. So I believe that we're well positioned to address all the challenges and opportunities ahead. We transitioned to a far more efficiently managed company, and we'll continue to align revenue with costs in our drive to profitability. And now with our acquisition of Women.com, clearly the best is yet to come. All right, now we'll take any questions.

 Operator:      Ladies and gentlemen, if you have a question, you will need to press the one followed by the four on your telephone. You will hear a three tone prompt acknowledging your request. If your question has been answered and you would like to withdraw your polling request, you may do so by pressing the one followed by the three. If you are using a speaker phone, please pick up your handset before entering your request.
                One moment, please, for the first question. Lanny Baker with Salomon Smith Barney, please go ahead with your question.

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 L. Baker:      Thanks a lot. My voice is not perfect today, so bear with
                me. Doug, I guess two or three things. Number one, what do you see as the gem of your acquisition of Women.com? What's sort of the number-one part of that that we ought to focus on? And number two, I wonder if you looked pro forma at the operating expenses of the two firms together, and if we simply sum together the expectations that are out there in the marketplace for the two companies independently, what kind of savings do you think you might be able to reap through the combination? And then the third question is not totally related, but if you'd bear with me: can you talk a little bit about your same-store traditional advertisers, the ones that you have this year that you had last year? What kind of revenue increases are you expecting from that crowd in the next 12 months versus the last 12 months? Thanks a lot.

 D. McCormick:  I guess on the first one, as far as the gems of the Women.com areas, they've been very, very good at continually growing their page views. It's a wonderful service. It's really only a 15% overlap between their regular visitors and ours according to Media Metrix. So the number one thing is the ability to put these two great sites together and form a business that's far more responsive to the future advertising dollars. There are some wonderful places, and they're a community of course, and there are certain channels that they have that iVillage has not built out, so those are obvious perfect fits. They have great assets in the entertainment side, they have a wonderful Home & Garden decorating area that has been very, very strong. Obviously, the big asset there is the Hearst magazines and the wonderful editorial interactivity we'll have versus the largest women's media company in the world. So having them with us is great for our consumers. To have that all in one spot we think is a great thing, more than a great thing. It's the big bang in the industry.

                As far as your second question regarding pro forma, I'm going to ask that you just give us a little time on that. As we mentioned on the call, we'll be releasing our estimates going together. This deal was just done, and we'd be happy to be as responsive as we can, but we don't want to work so quickly that we give you information that won't be as accurate as we'd like it to be and I'm sure as you'd like it to be. So I'm hopeful that you'll understand that. We'll get back to you with the pro forma information.

                And as far as our advertisers, there is some overlap in some of the larger companies; but believe it or not, the overlap in advertising isn't as extensive as you would think. So putting them together we think is good for us.


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                Then regarding same-store advertisers, I'm not sure whether that was a Q1 or a Q4 question for us. I'm going to ask you to clarify that.

 L. Baker:      Just the next 12 months versus the last 12 months.

 D. McCormick:  Well, I think what's going to happen here is a couple of things.
                Yes, we do expect to bring more and more brands on the air. When you get into the packaged goods area, you can crack a big account and then you work with the individual brand and the individual brand managers. So you can go to a large corporation. You might have been doing 10 brands in one year, and the next year you'll be doing 15 or 20. So there will be a lot of growth in converting advertisers that are doing corporate deals with us to bring more and more brands online. In addition to that, we have a lot of work to do in the advertising community to bring brand new customers in. But what we're really projecting, take a look at the dot-com business that has exited this entire industry. We're really projecting some pretty good growth in terms of increasing brands, and also in terms of bringing new people on as we projected -- again, this is simply iVillage. When we looked at next year in single digits as far as the top line, embedded in that number is the replacing of all the dot-com revenues that went south. Those will be replaced, and they'll be replaced with traditional advertisers who really believe in this medium and really believe that the opportunity to interact with their customers on a direct and intimate basis is in fact a very, very good thing. This is for a number of reasons that I'd be happy to go into, but I don't want to hold up the call.

 L. Baker:      OK, great. Thanks a lot.

 Operator:      Barton Crockett from JP Morgan H&Q, please go ahead with your question.

 B. Crockett:   Hi. Not to flag something that you guys aren't interested in going into too much detail on right now, but even if you're not able to give at this point pro forma even general guidance on the combination, I was wondering if you could even discuss this thing. Operationally they're [Women.com] based out on the west coast and you guys are in New York.
                Can you give us a sense of whether you expect to continue to offer a bi-coastal [company] or whether there would be some consolidation?

                Additionally, on the Women.com side, can you give a sense of the quality of revenues there versus iVillage, in terms of the dot-com


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                percentage of revenues, and also the outlook for Q1 that they had before the merger and for the balance of 2000?

                And then finally, one thing I didn't hear on the forward guidance from Scott, but maybe I just missed it. You guys have talked in the past about EBITDA profits around Q3 of this year, and I was just wondering if that's something you still see in the cards or if perhaps that's something that may be changing somewhat?

 D. McCormick:  I'm happy to tell you that EBITDA profitability remains our focus for Q3. That's really where we're focused everyday. We look at that as our turning point. We have absolutely no appetite to change that, number one. Number two, as far as the mix of Women.com advertisers, I'll leave that to them on their call to handle because frankly I really would feel uncomfortable in discussing the details of their advertisers in my forum at this time. However, number one, as far as the bi-coastal aspect of it, if you really analyze the Women.com work force, it's really half based in the west coast and half based here in New York. So there are some synergies right here in New York. It's very early to say exactly what the going forward strategy will be with respect to any operation, but I just want to say there's a fair amount here in Manhattan. So that would be our answer to that.

 B. Crockett:   OK, great. Thank you.

 Operator:      Lanny Baker, please go ahead with your follow-up question.

 L. Baker:      I was wondering if you could go into the terms a little bit more detail of the Women.com acquisition?

 D. McCormick:  OK, I'll let our CFO, Scott Levine, give you the specifics.

 S.Levine:      Well, basically, I'll just reiterate a little bit of what's in the press release and if you have a more specific question you can get back to me on that. We're issuing .322 shares of our common stock for every share of Women.com common stock, and as part of the transaction Hearst and Women.com shareholders have the right to put in $20 million with a minimum of $20 million being the guarantee. Whereas they'll do a rights offering to all the shareholders and Hearst has guaranteed that whatever Women.com shareholders don't buy, they will buy the rest of it. So we're basically guaranteed to get the $20 million.

 L. Baker:      OK. In terms of the composition of the board?  I'm sorry, I just didn't see the relationship.
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 S. Levine:     Yeah. The board composition will be three members from
                Hearst and seven members from iVillage.

 L. Baker:      OK, thanks.

 Operator:      Kathleen Heaney from BlueStone Capital, please go ahead with your question.

 K. Heaney:     Question, quickly, I guess for Scott. If you said it, I'm
                sorry I didn't hear you. Could you give us a breakdown between the dot-coms and the traditional advertisers in the fourth quarter?

 S. Levine:     Yeah. The fourth quarter we had about 60% traditional
                advertisers.

 K. Heaney:     That was 60 - six-zero?

 S. Levine:     Six, zero; yes.

 K. Heaney:     Thanks.

 Operator:      That does conclude the question and answer session of today's call. Please continue with any closing remarks.

 D. McCormick:  I guess in closing, the one message I do want to send is, we continue to be focused on matching revenues with expenses in our march towards profitability. If we've been able to prove anything in the fourth quarter it's that we've got that drilled down pretty well. It's worked in the past and it will work, as we believe, in the future, and we want to be very, very fiscally focused.

 S. Levine:     And we look forward to talking to you again in just a few
                weeks.

 Operator:      I'm sorry; there is another question. Barton Crockett,
                please go ahead with your follow-up question.

 B. Crockett:   Hi. I put that in at the last minute. Just touching on the cost issue there. You guys were able to grow traffic while holding expenses in check, and I was just wondering, how is it that you're able to do that? If you could give a little bit more sort of detail on that. In other words, is the business developing so that it looks like traffic can be grown with less expense than it has in the past?

 D. McCormick:  Growing traffic at a Web site is like growing audience at a network. The smarter you get about it and the better you are with your internal promotion in using the number one asset you have that doesn't cost you anything outside, the better you'll be able to grow your traffic.

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                And that's exactly what we've been doing by getting smarter and more scientific in how we promote various offerings we have and what page we put them on and how we can cross-promote from channel to channel, whether it's quizzes or any kind of interactivity tools. We found that we've had a tremendous success in growing page views just from other iVillage regular visitors, and that's a key metric for us, very helpful.

 B. Crockett:   Great. Then if I could just follow up with one other
                question. The guidance that you've given is in terms of the sharp drop in revenues in Q1, but then that balances out towards single digit growth for the year. Obviously that implies that there's going to be a big growth in earnings in the latter quarters of the year--or excuse me, growth in revenues over the latter quarters of the year from the first quarter. I was just wondering if you could give us some insight into what is leading you to make the conclusion that the Q1 decline is just a temporary event?

 D. McCormick:  I think there are couple of things that have that. First of all, you probably heard it on other calls, a lot of the advertiser-supported Web companies are projecting 25%-27% [declines], whatever the numbers are for first quarter, decline in revenues. There has been, I think, a slow-down in the overall ad market. So whether you're with a broadcast network or an Internet company, I think we're all feeling the pain right now with companies even exercising their options in the scatter market and things like that. It's been a little tough. I think there's a lot of anticipation that that can't go on forever. Advertisers need to be advertising; otherwise they're not going to move product. So whereas they might shore up a balance sheet on a short-term basis to try and improve their profitability, advertisers also know that they will want to get business back. They're going to have to get their products out to the people, and that's been the case in past slow-downs of advertising if the sky is not falling in the ad community, if there's one quarter of difficulty or even one half of a year of difficulty. We're like a lot of media companies, we're expecting that our fortunes will get better as the economy improves.

 B. Crockett:   OK, great. Just to make sure I'm clear on that. So it's
                really more sort of that sense of the market and your sort of historical perspective as opposed to specific commitments from advertisers that's leading you to that conclusion?

 D. McCormick:  Absolutely. And what we're trying to do is buttress that with developing these new revenue opportunities, which is why Nancy Alpert did such a great job with the team and Steve Elkes worked so hard on making our international presence. As for creating new revenue streams, Dr. Holly Atkinson is working with us to create a revenue stream on the women's health area. And of course now we have John Barbera who has a black belt in television sales, so we're hopeful for a lot more activity on the Newborn and hospital channels there. So we're looking to package this D&A in a very aggressive form. I think as all that moves forward, that's where our upside this year is going to be.

 B. Crockett:   OK, great.

 Operator:      Kirstin Campbell from Merrill Lynch, please go ahead with
                your question.

 K.Campbell:    Hi. Given the revenue shortfall in 1Q, what do you think
                happens to the EBITDA loss? Is it closer to a loss of 10 million or so in 1Q?

 D. McCormick:  Well, we've been managing our costs fairly closely and while it will increase, I don't expect it to hit 10 million. If we lose 4 million off the top line, we're hoping to not have the bottom line increase much more than two to three, tops. But we're doing everything we can to manage it.

 K. Campbell:   OK. And do you have thoughts then for--I mean, I know you're looking to break even in 3Q in terms of where you end up for the full year. I mean, just on a stand-alone basis only because the revenue you gave was on a stand-alone basis rather than with Women.com.

 D. McCormick:  Do we have thoughts in more specific detail? We're just managing our costs. You know, we're watching our costs very closely. As the revenues materialize, we'll see how the year plays out; if the revenues don't materialize as we expect them to, we'll continue to pare back our costs. One of the things that we're counting on from the acquisition is there should be some cost savings. So that should help as well. But even without it, we would have gotten there.

 K. Campbell:   OK. In terms of the international revenue, what do you think that could be as a percentage of total by year end? How significant do you think that will become?

 D. McCormick:  It's not that significant.

 S. Levine:     This is our first year in that business.

 D. McCormick:  Yeah. It's a small revenue line this year. It will continue to grow as we hit the out years.

 K. Campbell:   Right. So it will be less than 10%?

 D. McCormick:  Significantly less than 10%.

 K. Campbell:   OK, great. Thank you.

 D. McCormick:  The other thing I would comment on the international businesses, it's very high margin business so it would help our EBITDA line.

 K. Campbell:   Right. OK. Great. Thanks.

 Operator:      Please continue with any closing remarks.

 D. McCormick:  That's it. I closed once. We closed a deal today and we close our conference, so goodbye. Thanks a lot.

 Operator:      Ladies and gentlemen, that does conclude our conference for today. You may all disconnect, and thank you for participating.

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